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SEC Mail Processing

AUG 3 1 2018

Washington, DC

SECURITIES AND EXCHANGE COMMISSION

18008756

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Investment Counsel, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Pilgrim Parkway Suite 300
(No. and Street)

Elm Grove (City) Wisconsin (State) 53122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Peterson 262-388-0902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

4811 South 76th Street (Address) Greenfield (City) WI (State) 53092 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant 6056
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2018 AUG 31 PM 3:38
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Libverty Investment Counsel, LTD, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard C Peterson

Signature

President

Title

Sharon A Rose exp 7-24-2020

Notary Public

SHARON A. ROSE NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY INVESTMENT COUNSEL, LTD.

AUDITED FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2018

Jendrach Accounting and Professional Services, LLC
201 North Main Street
Thiensville, WI 53092

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Liberty Investment Counsel, Ltd.
Elm Grove, Wisconsin

We have audited the accompanying statement of financial condition of Liberty Investment Counsel, Ltd. as of June 30, 2018, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Liberty Investment Counsel, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Liberty Investment Counsel, Ltd.'s financial statements. The supplemental information is the responsibility of Liberty Investment Counsel, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting & Professional Services, LLC
Thiensville, Wisconsin
August 15, 2018

Liberty Investment Counsel ,Ltd.
Statement of Financial Condition
6/30/2018

Assets

Current Assets	
Cash	11,109
Commissons receivable	300
Prepaid Expenses	342
Refundaable Income taxes	120
Total current assets	11,871
Other Assets	
Deferred tax asset	1739
Total Assets	13,610

Liabilities and Stockholder's Equity

Current Liabilities	
Commissions payable	284
Other accounts payable	3500
Total Current Liabilities	3784
Stockholder's Equity	
Common stock	12000
Less treasury stock	-6000
Retianed earnings	3826
Total stockholder's equity	9826
Liabilities + Stockholder's equity	13610

Liberty Investment Counsel, Ltd.
Income & Expenses
Year Ended 6/30/18

Revenue		
	Commissions	24,308
	Other	0
		24,308
Expenses		
	Commissions	17,118
	Audit	3,500
	FINRA	1,530
	Other	478
		23,626
Net Profit		682

Liberty Investment Counsel, Ltd.
Statement of Changes In Stockholder's Equity
Year Ended June 30, 2018

	Common Stock	Retained Earnngs	Treasury Stock	Total Stockholder's Equity
Balance, June 30, 2017	$ 12,000	$ 3,144	$ (6,000)	$ 9,144
Net Income	-	682	-	682
Balance, June 30, 2018	$ 12,000	$ 3,826	$ (6,000)	$ 9,826

Liberty Investment Counsel, Ltd.
Statement of Changes in Financial Condition
Year Ended June 30, 2018

Cash Flow From Operating Activities		
Net Income	$	682
Adjustments To Reconcile Net Income To Net Cash Used In Operating Activities:		
Changes in Operating Assets and Liabilities:		
Commissions Receivable		(100)
Accounts Payable		1,250
Commissions Payable		1,018
Net Cash Used In Operating Activities		2,168
Net Decrease In Cash		1,486
Cash - Beginning of Year		12,595
Cash - End of Year	$	11,109

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
Year Ended June 30, 2018

Net Capital Computation		
Stockholder's Equity at Year End	$	9,826
Deductions:		
Nonallowable Assets:		
Commissions Receivable		300
Other Assets		1,739
Prepaid Expenses		342
Refundable Income Taxes		120
Net Capital	$	7,325
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	252
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Computation of Aggregate Indebtedness		
Total Liabilities	$	3,784
Ratio of Aggregate Indebtedness		0.52

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Liberty Investment Counsel, Ltd. (the Company) is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business Activity

The Company was incorporated in the state of Wisconsin on April 14, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA". The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Bad Debts

The Company uses the direct write off method to account for bad debts. As such, they are expense when determined to be bad. There were no accounts written off during the year ended June 30, 2018.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for operating losses that are available to offset future taxable income.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. This guidance prescribes a recognition threshold and management attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of June 30, 2017, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statement.

The Company is no longer subject to U.S. federal income tax examinations for years ending before June 30, 2014. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before June 30, 2013.

Note 2 – Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2018, the Company's net capital and required net capital were $7,625 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.52 to 1.

Note 3 – Common Stock

As of June 30, 2018, common stock consisted of 3,000 authorized, 3,000 issues and outstanding no par value shares.

Note 4 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2018. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 – Treasury Stock

On February 28, 1982, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 6 – Income Taxes

The Company has federal and state net operating loss carry forwards as of June 30, 2017 that will expire over the following years:

Year Ending June 30	Amount
2028	$ 103
2029	1,048
2031	162
2032	294
2033	688
2034	80
2035	850
TOTAL	$ 3,225

The Company has a deferred tax asset of approximately $1,739 due to these net operating loss carryforwards.

Note 7 – Related Parties

During the year, the owner of the Company earned $24,308 in commissions. The commission payable at June 30, 2018 included $284 of commission due to the owner of the Company.

Note 8 – Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended June 30, 2018 through August 15, 2018, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Jendrach Accounting And Professional Services, LLC
201 North Main Street
Thiensville, WI 53092

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Liberty Investment Counsel, Ltd.
Elm Grove, Wisconsin

We have reviewed management's statements, included in the accompanying Liberty Investment Counsel, Ltd., in which Liberty Investment Counsel, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Investment Counsel, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and Liberty Investment Counsel, Ltd. stated that Liberty Investment Counsel, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Investment Counsel, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Investment Counsel, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jendrach Accounting & Professional Services, LLC
August 15, 2018
Thiensville, Wisconsin

Jendrach Accounting & Professional Services, LLC
201 North Main Street
Thiensville, Wisconsin 53092

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Liberty Investment Counsel, LTD,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Liberty Investment Counsel, LTD, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Liberty Investment Counsel, LTD's compliance with the applicable instructions of Form SIPC-7. Liberty Investment Counsel, LTD's management is responsible for Liberty Investment Counsel, LTD's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting and Professional Services, LLC

Thiensville, Wisconsin

LIBERTY INVESTMENT COUNSEL, LTD.
Member S.I.P.C. & FINRA
700 Pilgrim Parkway
Suite 300
Elm Grove, WI 53129
262-388-0902
dickpeterson75@gmail.com

Rule 15c3-3 Exemption Report

Liberty Investment Counsel, Ltd. (LIC) is exempt from compliance reporting under SEC Rule 15c3-3 since it meets the provision set forth in paragraph (k)section(2)(i) : Special Account for the Exclusive Benefit of customers maintained. This account (#00-255-587) is at Tri-City National Bank. It has never been used since Liberty does not accept client investment checks. Those checks are made payable directly to the mutual fund to be invested in, or insurance company – in the case of variable annuities. There have been no exceptions to this policy during the past fiscal year - 7/1/17- 6/30/18.

Richard Peterson
President
7/12/18
Date

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2017 and ending 6/30/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 24,308

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 24,308

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 24,308

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0015 $ 0

(to page 1, line 2.A.)

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **6/30/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

26128 FINRA JUN
LIBERTY INVESTMENT COUNSEL LTD
700 PILGRIM PKWY STE 300
ELM GROVE, WI 53122-2064

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Peterson 262 388-0902

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Investment Counsel, Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 2 day of August, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: